EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	January 29,	January 30,	January 31,	February 1,	February 3,
	2000	1999	1998	1997	1996 *
Consolidated pretax income	$283,949	$219,084	$410,035	$378,761	$269,653
Fixed charges (less capitalized
interest)	261,638	219,341	147,466	139,188	139,666
EARNINGS	$545,587	$438,425	$557,501	$517,949	$409,319

Interest	$236,566	$196,680	$129,237	$120,599	$120,054
Capitalized interest	5,177	3,050	3,644	4,420	3,567
Interest factor in rent expense	25,072	22,661	18,229	18,589	19,612
FIXED CHARGES	$266,815	$222,391	$151,110	$143,608	$143,233

Ratio of earnings to fixed
charges	2.04	1.97	3.69	3.61	2.86

*53 week year.